Dreyfus Strategic Municipal Bond Fund, Inc.

ANNUAL REPORT November 30, 2006





Dreyfus

A Mellon Financial Company℠

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Strategic Municipal Bond Fund, Inc., covering the 12-month period from December 1, 2005, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Strategic Municipal Bond Fund perform during the period?

For the 12-month period ended November 30, 2006, the fund achieved a total return of 9.94%.[1] Over the same period, the fund provided aggregate income dividends of $0.47 per share, which reflects a distribution rate of 5.09%.[2]

After achieving modestly positive results over the first half of the reporting period, municipal bonds rallied more robustly over the second half as the rate of U.S. economic growth began to moderate and the Federal Reserve Board (the "Fed") refrained from raising short-term interest rates after more than two years of steady rate hikes. The fund participated fully in the market's gains, primarily due to its relatively long average duration during the market rally and strong contributions from corporate-backed municipal bonds.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent believed by Dreyfus to be consistent with the preservation of capital. In pursuing this goal, the fund invests at least 80% of its assets in municipal bonds. Under normal market conditions, the weighted average maturity of the fund's portfolio is expected to exceed 10 years. Municipal bonds are classified as general obligation bonds, revenue bonds and notes. Under normal market conditions, the fund invests at least 80% of its net assets in municipal bonds considered investment grade or the unrated equivalent as determined by Dreyfus.

The fund also issues auction rate preferred stock and invests the proceeds in a manner consistent with its investment objective. This has the effect of "leveraging" the portfolio, which can increase the fund's performance potential as well as, depending on market conditions, enhance net asset value volatility.

Over time, many of the fund's older, higher yielding bonds have matured or were redeemed by their issuers. We have generally attempted to replace those bonds with investments consistent with the fund's investment policies. We have also sought to upgrade the fund with newly issued bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually look to sell bonds that are close to their optimal redemption date or maturity. In addition, we conduct credit analysis of the fund's holdings in an attempt to avoid potential defaults on interest and principal payments.

What other factors influenced the fund's performance?

Despite robust economic growth and rising interest rates over the first half of the reporting period, longer-term municipal bonds generally retained their value, enabling the fund to produce modestly positive returns. However, a bout of heightened market volatility in the spring of 2006 erased those gains when renewed inflation and interest-rate concerns caused bond prices to fall sharply.

Fortunately, the market staged a sustained rally over the summer and fall as U.S. housing markets softened and the U.S. economic expansion began to moderate. The Fed lent credence to a less robust economic outlook when, after more than two years of steady rate hikes, it held short-term interest rates unchanged at 5.25% at its meetings in August, September and October. Because longer-term municipal bond yields declined while short-term yields remained relatively steady, yield differences along the market's maturity range narrowed toward historical lows.

Municipal bond prices also were supported by favorable supply-and-demand factors over the reporting period. Most states and municipalities received more tax revenue than originally projected, achieving budget surpluses and reducing their need to borrow. Consequently, the national supply of newly issued municipal bonds fell compared to the same period one year earlier. Yet, demand remained robust from both individual and institutional investors seeking competitive levels of tax-free income.

The fund benefited from these trends by emphasizing longer-term securities and maintaining an average duration that was modestly longer than industry averages. This positioning enabled the fund to participate more fully in the rally at the longer end of the market's maturity spectrum. In addition, the fund received strong contributions to performance from corporate-backed municipal bonds, including securities issued on behalf of airlines and bonds backed by the states' settlement of litigation with U.S. tobacco companies. On the other hand, higher borrowing costs for the fund's leveraging strategy detracted slightly from its relative performance.

What is the fund's current strategy?

Recent economic data suggest to us that the U.S. economy is slowing with little risk of recession. Consequently, the Fed appears unlikely to adjust short-term interest rates in either direction over the next several months. In addition, yield differences along the market's maturity range have fallen toward historical lows in the wake of the market rally. Therefore, we recently reduced the fund's average duration toward a position that is roughly in line with industry averages. When making new purchases, we have focused primarily on higher-quality, income-oriented bonds that tend to fare well in slower-growth economic environments.

December 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an undertaking in effect through May 31, 2007. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period, adjusted for any capital gain distributions.*

SELECTED INFORMATION

November 30, 2006 (Unaudited)

Market Price per share November 30, 2006	$9.29
Shares Outstanding November 30, 2006	48,284,842
New York Stock Exchange Ticker Symbol	DSM

MARKET PRICE (NEW YORK STOCK EXCHANGE)

	Fiscal Year Ended November 30, 2006			
	Quarter Ended February 28, 2006	Quarter Ended May 31, 2006	Quarter Ended August 31, 2006	Quarter Ended November 30, 2006
High	$8.63	$8.86	$9.10	$9.33
Low	7.97	8.49	8.57	8.88
Close	8.52	8.70	9.05	9.29

PERCENTAGE GAIN (LOSS) based on change in Market Price*

November 22, 1989 (commencement of operations) through November 30, 2006	196.25%
December 1, 1996 through November 30, 2006	84.89
December 1, 2001 through November 30, 2006	53.33
December 1, 2005 through November 30, 2006	20.68
March 1, 2006 through November 30, 2006	13.83
June 1, 2006 through November 30, 2006	9.86
September 1, 2006 through November 30, 2006	4.09

NET ASSET VALUE PER SHARE

November 22, 1989 (commencement of operations)	$9.32
November 30, 2005	8.88
February 28, 2006	9.00
May 31, 2006	8.92
August 31, 2006	9.06
November 30, 2006	9.21

PERCENTAGE GAIN based on change in Net Asset Value*

November 22, 1989 (commencement of operations) through November 30, 2006	215.15%
December 1, 1996 through November 30, 2006	87.35
December 1, 2001 through November 30, 2006	46.81
December 1, 2005 through November 30, 2006	9.94
March 1, 2006 through November 30, 2006	6.84
June 1, 2006 through November 30, 2006	6.23
September 1, 2006 through November 30, 2006	3.09

*   *With dividends reinvested.*

November 30, 2006

Long-Term Municipal Investments−143.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−1.0%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/22	4,000,000	4,407,080
Alaska−3.8%				
Alaska Housing Finance Corp. (Veterans Mortgage Program)	6.25	6/1/35	4,180,000	4,401,498
Alaska Housing Finance Corp., General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	11,915,000	12,301,999
Arizona−.5%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Co. Project)	5.85	3/1/28	2,220,000	2,221,465
Arkansas−1.8%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,680,000	2,737,111
Little Rock School District (Insured; FSA)	5.25	2/1/10	5,000,000 [a]	5,257,800
California−5.0%				
California, GO (Various Purpose)	5.25	11/1/27	4,240,000	4,585,390
California, GO (Various Purpose)	5.50	4/1/28	4,855,000	5,470,857
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,000,000	5,004,100
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	3,750,000 [a]	4,085,963
Chula Vista, IDR (San Diego Gas and Electric Co.)	5.00	12/1/27	3,000,000	3,200,190
Colorado−4.9%				
Colorado Health Facilities Authority, Revenue (American Housing Foundation I, Inc. Project)	8.50	12/1/31	1,995,000	2,079,468

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	2,090,000	2,189,630
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,885,000	2,988,860
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	7,000,000	7,385,840
Salida Hospital District, HR	5.25	10/1/36	2,500,000	2,580,275
Silver Dollar Metropolitan District	7.05	12/1/06	4,755,000 [a]	4,755,428
Connecticut–3.5%				
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.95	9/1/28	9,000,000	9,491,850
Connecticut Resources Recovery Authority (American REF-FUEL Co. of Southeastern Connecticut Project)	6.45	11/15/22	4,985,000	5,085,198
Mohegan Tribe Indians Gaming Authority, Public Improvement-Priority Distribution	6.25	1/1/31	1,000,000	1,070,630
District of Columbia–3.1%				
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	104,040,000	9,770,396
Metropolitan Washington Airports Authority, Special Facilities Revenue (Caterair International Corp.)	10.13	9/1/11	4,000,000	4,006,360
Florida–5.0%				
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	1,825,000	1,854,091

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	2,300,000	2,336,662
Florida Housing Finance Corp., Housing Revenue (Seminole Ridge Apartments) (Collateralized; GNMA)	6.00	4/1/41	6,415,000	6,725,550
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	4,000,000	4,306,800
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	70,000 [a]	75,130
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	3,430,000	3,650,721
Orange County Health Facilities Authority, Revenue (Adventist Health System)	6.25	11/15/24	3,000,000	3,370,710
Georgia—2.6%				
Atlanta, Airport Revenue (Insured; FSA)	5.25	1/1/25	3,000,000	3,220,860
Augusta, Airport Revenue	5.45	1/1/31	2,500,000	2,675,125
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	2,445,000	2,527,788
Savannah Economic Development Authority, EIR (International Paper Co. Project)	6.20	8/1/27	2,670,000	2,919,351
Idaho—.1%				
Idaho Housing and Finance Association, SFMR (Collateralized; FNMA)	6.35	1/1/30	460,000	479,706
Illinois—8.0%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.25	10/1/32	1,985,000	2,010,329

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; XLCA)	6.00	1/1/29	5,000,000	5,677,550
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	5,700,000	5,876,700
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,285,550
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,000,000 [a]	5,463,750
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	10,900,000 [a]	11,825,628
Indiana—1.5%				
Franklin Township School Building Corp., First Mortgage	6.13	7/15/10	6,000,000 [a]	6,630,840
Louisiana—1.8%				
West Feliciana Parish, PCR (Entergy Gulf States Project)	7.00	11/1/15	3,000,000	3,036,420
West Feliciana Parish, PCR (Entergy Gulf States Project)	6.60	9/1/28	4,700,000	4,749,350
Maryland—1.3%				
Maryland Economic Development Corp., Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	2,550,000	2,576,291
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	3,710,000	3,064,571
Massachusetts—4.7%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/15	2,000,000	2,455,320

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	5.75	7/1/32	3,000,000	3,268,560
Massachusetts Housing Finance Agency, Housing Revenue	5.00	6/1/30	1,000,000	1,040,260
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	6,000,000	6,217,800
Massachusetts Turnpike Authority, Metropolitan Highway System Revenue (Insured; MBIA)	5.00	1/1/37	2,805,000	2,863,372
Massachusetts Water Pollution Abatement Trust (Pool Program)	4.38	8/1/36	5,000,000 b	5,020,900
Michigan—3.0%				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	4,000,000	4,470,960
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	8,720,000	8,720,349
Minnesota—1.0%				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	1,000,000	1,122,500
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	3,000,000	3,348,840
Mississippi—.7%				
Mississippi Business Finance Corp., PCR (System Energy Resources, Inc. Project)	5.90	5/1/22	3,160,000	3,165,467
Nebraska—.3%				
Nebraska Investment Finance Authority, SFMR	7.97	3/1/26	1,150,000 c,d	1,152,461
Nevada—2.6%				
Clark County, IDR (Nevada Power Co. Project)	5.60	10/1/30	3,000,000	3,003,630

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nevada (continued)				
Washoe County (Reno-Sparks Convention Center) (Insured; FSA)	6.40	1/1/10	8,000,000 [a]	8,665,200
New Hampshire–3.3%				
New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	2,690,000	2,825,576
New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	6,000,000	6,302,400
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,400,000	5,553,900
New Jersey–3.7%				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	4,620,000	4,790,848
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/41	10,095,000	11,760,675
New York–8.1%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,710,850
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.75	8/1/31	10,000,000	12,136,300
New York Liberty Development Corp., Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	12,500,000	14,905,625
New York State Dormitory Authority, Revenue (Marymount Manhattan College) (Insured; Radian)	6.25	7/1/29	4,000,000	4,268,200

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Suffolk County Judicial Facility)	9.50	4/15/14	605,000	827,755
North Carolina−.6%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	6.70	1/1/19	2,500,000	2,720,325
Ohio−5.2%				
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	3,500,000	3,887,940
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	10,000,000 [a]	10,645,800
Ohio Air Quality Development Authority, PCR (Cleveland Electric Illuminating Co. Project) (Insured; ACA)	6.10	8/1/20	2,400,000	2,475,144
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Collateralized; GNMA)	6.15	3/1/29	1,720,000	1,770,138
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric Illuminating Co. Project) (Insured; ACA)	6.10	8/1/20	4,000,000	4,125,240
Oklahoma−3.3%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	9,000,000	9,494,910
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,105,000 [a]	2,244,562
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/29	2,895,000	3,060,333

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oregon–.5%				
Western Generation Agency, Cogeneration Project Revenue (Wauna Cogeneration Project)	5.00	1/1/16	2,110,000	2,191,868
Pennsylvania–4.2%				
Allegheny County Port Authority, Special Transportation Revenue (Insured; MBIA)	6.13	3/1/09	4,750,000 a	5,061,457
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.75	6/1/31	7,000,000 d,e	7,338,835
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,000,000	2,174,140
Pennsylvania Housing Finance Agency, Multi-Family Development Revenue	8.25	12/15/19	241,000	241,593
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/26	3,780,000	4,043,126
Rhode Island–.7%				
Rhode Island Health and Educational Building Corp., Higher Educational Facilities Revenue (University of Rhode Island) (Insured; MBIA)	5.88	9/15/09	3,000,000 a	3,215,400
South Carolina–10.1%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	7.25	12/1/28	19,000,000 d,e	21,081,260
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	7,000,000	7,547,890
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	5,000,000 a	5,350,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
Richland County, EIR (International Paper Co.)	6.10	4/1/23	6,500,000	7,116,785
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	3,280,000	3,527,115
Tennessee−3.6%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	2,000,000	2,360,380
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/33	4,875,000	5,737,339
Memphis Center City Revenue Finance Corp., Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	6,000,000	6,024,240
Tennessee Housing Development Agency (Homeownership Program)	6.00	1/1/28	1,805,000	1,806,173
Texas−21.2%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	5,000,000	5,102,500
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp., Revenue (Bombardier Inc.)	6.15	1/1/16	3,000,000	3,032,820
Gregg County Health Facilities Development Corp., HR (Good Shephard Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,768,150

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	5,111,700
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare System)	6.38	6/1/11	7,000,000 [a]	7,860,440
Harris County-Houston Sports Authority, Third Lien Revenue (Insured; MBIA)	0.00	11/15/31	9,685,000	2,922,642
Katy Independent School District (Permanent School Fund Guaranteed)	6.13	2/15/09	11,360,000 [a]	11,987,754
Lubbock Housing Financing Corp., SFMR (Collateralized: FNMA and GNMA)	6.70	10/1/30	1,625,000	1,656,785
Sabine River Authority, PCR (TXU Electric Co. Project)	5.50	11/1/11	2,490,000	2,651,999
Sabine River Authority, PCR (TXU Electric Co. Project)	6.45	6/1/21	4,900,000	5,291,363
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	8,510,000	9,022,813
Texas (Veterans' Land)	6.00	12/1/30	3,935,000	4,232,486
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.88	7/2/24	1,450,000 [e]	1,534,651
Texas Department of Housing and Community Affairs, Residential Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.35	7/1/33	5,265,000	5,466,544
Texas Transportation Commission, GO (Mobility Fund) (Insured; FGIC)	4.50	4/1/35	7,500,000	7,595,550

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.25	8/15/42	6,775,000	7,263,681
Tomball Hospital Authority, Revenue (Tomball Regional Hospital)	6.00	7/1/25	4,650,000	4,867,248
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	5,850,000	5,910,840
Virginia—5.3%				
Henrico County Industrial Development Authority, Revenue (Bon Secours Health System) (Insured; FSA)	8.46	8/23/27	7,500,000 [c]	10,557,825
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/37	3,810,000	4,080,891
Virginia Housing Development Authority, Rental Housing Revenue	6.20	8/1/24	8,520,000	8,996,268
Washington—2.4%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	10,000,000 [a]	10,636,800
Wisconsin—7.9%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.99	6/1/27	9,630,000 [d,e]	10,426,690
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	14,570,000	16,506,207
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	6,202,735
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	2,147,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wyoming−3.6%				
Sweetwater County, SWDR (FMC Corp. Project)	5.60	12/1/35	5,000,000	5,346,150
Wyoming Student Loan Corp., Student Loan Revenue	6.20	6/1/24	5,000,000	5,334,500
Wyoming Student Loan Corp., Student Loan Revenue	6.25	6/1/29	5,000,000	5,330,000
U.S. Related−3.2%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/55	20,000,000	722,400
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	10,000,000	10,588,400
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	10,000,000	2,973,600
Total Long-Term Municipal Investments (cost $600,694,813)				**636,386,734**

Short-Term Municipal Investments−1.9%				
Alabama−.1%				
Mobile County Industrial Development Authority, PCR, Refunding (ExxonMobil Project)	3.52	12/1/06	300,000 [f]	300,000
Alaska−.6%				
Valdez, Marine Terminal Revenue (BP Pipelines Inc. Project)	3.57	12/1/06	2,350,000 [f]	2,350,000
Florida−.3%				
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.57	12/1/06	1,485,000 [f]	1,485,000
Kentucky−.1%				
Breckinridge County, Lease Program Revenue (Kentucky Association of Counties Leasing Trust) (LOC; U.S. Bank NA)	3.57	12/1/06	500,000 [f]	500,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan−.4%				
Michigan Strategic Fund, LOR (Detroit Symphony Orchestra Project) (LOC; ABN-AMRO)	3.57	12/1/06	1,800,000 [f]	1,800,000
New Mexico−.2%				
Farmington, PCR, Refunding (Arizona Public Service Company Four Corners Project) (LOC; Barclays Bank PLC)	3.57	12/1/06	1,000,000 [f]	1,000,000
Texas−.2%				
Harris County Health Facilities Development Corporation, Special Facilities Revenue (Texas Medical Center Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.57	12/1/06	1,000,000 [f]	1,000,000
Total Short-Term Municipal Investments (cost $8,435,000)				**8,435,000**
Total Investments (cost $609,129,813)			**145.0%**	**644,821,734**
Liabilities, Less Cash and Receivables			**(3.2%)**	**(14,222,953)**
Preferred Stock, at redemption value			**(41.8%)**	**(186,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**444,598,781**

[a] These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Purchased on a delayed delivery basis.

[c] Inverse floater security—the interest rate is subject to change periodically.

[d] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $39,999,246 or 9.0% or net assets applicable ot Common Shareholders.

[e] Collateral for floating rate borrowings.

[f] Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	24.5
AA		Aa		AA	18.4
A		A		A	13.8
BBB		Baa		BBB	24.7
BB		Ba		BB	2.0
B		B		B	5.7
CCC		Caa		CCC	1.8
F1		MIG1/P1		SP1/A1	1.2
Not Rated [g]		Not Rated [g]		Not Rated [g]	7.9
					100.0

[†] *Based on total investments.*
[g] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	609,129,813	644,821,734
Cash		377,095
Interest receivable		11,149,439
Prepaid expenses		9,091
		656,357,359
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		331,001
Payable for floating rate notes issued		17,815,000
Payable for investment securities purchased		4,938,350
Dividends payable to Common Shareholders		2,076,248
Interest and related expenses payable		333,018
Dividends payable to Preferred Shareholders		47,793
Commissions payable		7,626
Accrued expenses and other liabilities		209,542
		25,758,578
Auction Preferred Stock, Series A, B and C, par value $.001 per share (7,440 shares issued and outstanding at $25,000 per share liquidation value)—Note 1		186,000,000
Net Assets applicable to Common Shareholders ($)		**444,598,781**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (48,284,842 shares issued and outstanding)		48,255
Paid-in capital		436,547,697
Accumulated undistributed investment income—net		492,978
Accumulated net realized gain (loss) on investments		(28,182,070)
Accumulated net unrealized appreciation (depreciation) on investments		35,691,921
Net Assets applicable to Common Shareholders ($)		**444,598,781**
Common Shares Outstanding		
(110 million shares of $.001 par value Common Stock authorized)		48,284,842
Net Asset Value per share of Common Stock ($)		**9.21**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2006

Investment Income ($):	
Interest Income	**36,386,385**
Expenses:	
Investment advisory fee–Note 3(a)	3,096,225
Administration fee–Note 3(a)	1,548,113
Interest and related expenses	538,431
Commission fees–Note 1	491,092
Professional fees	85,684
Shareholders' reports	66,289
Directors' fees and expenses–Note 3(b)	46,174
Registration fees	42,880
Shareholder servicing costs	30,916
Custodian fees	5,847
Interest expense–Note 2	2,104
Miscellaneous	51,467
Total Expenses	**6,005,222**
Less–reduction in investment advisory fee due to undertaking–Note 3(a)	(619,245)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(8,414)
Net Expenses	**5,377,563**
Investment Income–Net	**31,008,822**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,172,322
Net realized gain (loss) on financial futures	12,200
Net realized gain (loss) on options transactions	(284,250)
Net Realized Gain (Loss)	**3,900,272**
Net unrealized appreciation (depreciation) on investments	11,976,354
Net Realized and Unrealized Gain (Loss) on Investments	**15,876,626**
Dividends on Preferred Stock	**(6,123,205)**
Net Increase in Net Assets Resulting from Operations	**40,762,243**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2006	2005
Operations ($):		
Investment income–net	31,008,822	30,171,570
Net realized gain (loss) on investments	3,900,272	3,240,390
Net unrealized appreciation (depreciation) on investments	11,976,354	3,264,265
Dividends on Preferred Stock	(6,123,205)	(4,087,520)
Net Increase (Decrease) in Net Assets Resulting from Operations	**40,762,243**	**32,588,705**
Dividends to Common Shareholders from ($):		
Investment income–net	**(24,902,021)**	**(28,341,929)**
Capital Stock Transactions ($):		
Dividends reinvested–Note 1(c)	272,463	663,327
Total Increase (Decrease) in Net Assets	**16,132,685**	**4,910,103**
Net Assets ($):		
Beginning of Period	428,466,096	423,555,993
End of Period	**444,598,781**	**428,466,096**
Undistributed investment income–net	492,978	608,862
Capital Share Transactions (Common Shares):		
Increase in Common Shares Outstanding as a Result of Dividends Reinvested	**30,139**	**73,419**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, with respect to common stock and market price data for the fund's common shares.

	Year Ended November 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.88	8.79	8.90	8.56	8.75
Investment Operations:					
Investment income−net[a]	.64	.63	.61	.64	.70
Net realized and unrealized gain (loss) on investments	.34	.13	(.06)	.36	(.26)
Dividends on Preferred Stock from investment income−net	(.13)	(.08)	(.05)	(.06)	(.07)
Total from Investment Operations	.85	.68	.50	.94	.37
Distributions to Common Shareholders:					
Dividends from investment income−net	(.52)	(.59)	(.61)	(.60)	(.56)
Net asset value, end of period	9.21	8.88	8.79	8.90	8.56
Market value, end of period	9.29	8.16	8.41	8.81	7.88
Total Return (%)[b]	9.94	3.78	2.48	19.89	(.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets applicable to Common Stock[c]	1.38	1.26	1.26	1.28	1.28
Ratio of net expenses to average net assets applicable to Common Stock[c]	1.24	1.12	1.25	1.28	1.28
Ratio of net investment income to average net assets applicable to Common Stock[c]	7.16	6.98	6.96	7.35	8.10
Ratio of total expenses to total average net assets	.97	.88	.88	.86	.89
Ratio of net expenses to total average net assets	.87	.78	.86	.86	.89
Ratio of net investment income to total average net assets	5.01	4.88	4.84	5.10	5.61
Portfolio Turnover Rate	57.12	44.20	39.94	77.92	44.71
Asset coverage of Preferred Stock, end of period	339	330	328	330	321
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	444,599	428,466	423,556	428,301	411,369
Preferred Stock outstanding, end of period ($ x 1,000)	186,000	186,000	186,000	186,000	186,000

[a] Based on average common shares outstanding at each month end.
[b] Calculated based on market value.
[c] Does not reflect the effect of dividends to Preferred Stock shareholders.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Strategic Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent believed by the fund's investment adviser to be consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Mellon Trust of New England, N.A. (the "Custodian") acts as the fund's custodian. The Custodian is a wholly-owned subsidiary of Mellon Financial. PFPC Global Fund Services ("PFPC"), a subsidiary of PNC Bank ("PNC"), serves as the fund's transfer agent, dividend-paying agent, registrar and plan agent. The fund's Common Stock trades on the New York Stock Exchange under the ticker symbol DSM.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund has outstanding 2,480 shares of Series A, Series B and Series C for a total of 7,440 shares of Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company Americas, as Auction Agent, receives a

fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS vote as a separate class on certain other matters, as required by law. The fund has designated Robin A. Melvin and John E. Zuccotti to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as deter-

mined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal securities and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

Inverse floaters purchased after January 1, 1997 in the agency market are accounted for as financing transactions in accordance with FASB 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment plan.

On November 30, 2006, the Board of Directors declared a cash dividend of $.043 per share from investment income-net, payable on December 29, 2006 to Common Shareholders of record as of the close of business on December 14, 2006.

(d) Dividends to Shareholders of APS: For APS, dividends are currently reset every 7 days for Series A, B and C. The dividend rates in effect at November 30, 2006 were as follows: Series A — 3.48%, Series B — 3.50% and Series C — 3.55%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code of 1986 as amended, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides

guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $2,879,726, accumulated capital losses $28,408,189 and unrealized appreciation $35,918,040.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2006. If not applied, $2,280,744 of the carryover expires in fiscal 2008, $442,201 expires in fiscal 2009, $9,253,314 expires in fiscal 2010, $5,474,907 expires in fiscal 2011 and $10,957,023 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2006 and November 30, 2005, were as follows: tax exempt income $31,025,226 and $32,429,449, respectively.

During the period ended November 30, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $99,480, increased net realized gain (loss) on investments by $34,267 and increased paid-in capital by $65,213. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary

or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the line of credit during the period ended November 30, 2006 was approximately $36,900, with a related weighted average annualized interest rate of 5.70%.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) The fee payable by the fund, pursuant to the provisions of an Investment Advisory Agreement with Dreyfus, is payable monthly based on an annual rate of .50% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The fund also has an Administration Agreement with Dreyfus, a Custody Agreement with the Custodian and a Transfer Agency and Registrar Agreement with PFPC. The fund pays in the aggregate for administration, custody and transfer agency services a monthly fee based on an annual rate of .25% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding); out-of pocket transfer agency and custody expenses are paid separately by the fund.

Dreyfus has agreed from December 1, 2005 through May 31, 2007, to waive receipt of a portion of the fund's investment advisory fee, in the amount of .10% of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The reduction in investment advisory fee, pursuant to the undertaking, amounted to $619,245 during the period ended November 30, 2006.

During the period ended November 30, 2006, the fund was charged $4,184 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $253,927, administration fees $126,964 and chief compliance officer fees $1,704, which are offset against an expense reimbursement currently in effect in the amount of $51,594.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and option transactions, during the period ended November 30, 2006, amounted to $351,019,083 and $346,985,444, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At November 30, 2006, there were no financial futures contracts outstanding.

At November 30, 2006, the cost of investments for federal income tax purposes was $591,088,694; accordingly, accumulated net unrealized appreciation on investments was $35,918,040, consisting of $43,897,565 gross unrealized appreciation and $7,979,525 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Strategic Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Strategic Municipal Bond Fund, Inc., including the statement of investments, as of November 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Strategic Municipal Bond Fund, Inc. at November 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 17, 2007

Dividend Reinvestment and Cash Purchase Plan

Under the fund's Dividend Reinvestment Plan (the "Plan"), a holder of the Common Stock ("Common Shareholder") who has fund shares registered in his name will have all dividends and distributions reinvested automatically by PFPC Global Fund Services, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such Common Shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a dividend or other distribution payable only in cash is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in the name of his broker/dealer or other nominee (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer or other nominee in additional shares of the fund if such service is provided by the broker/dealer or other nominee; otherwise such dividends and distributions will be treated like any other cash dividend or distribution.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $5.00 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be by direct mail to PFPC Global Fund Services, Attention: Closed-End funds, Post Office Box 8030, Boston, Massachusetts 02266, or by telephone at 1-800-331-1710, and should include the shareholder's name and address as they appear on the Agent's records. Elections received by the Agent will be effective only if received prior to the record date for any distribution.

The Agent maintains all Common Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the

Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases in connection with the reinvestment of dividends or distributions.

The fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Managed Dividend Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month. The fund's current accumulated but undistributed net investment income, if any, is disclosed in the Statement of Assets and Liabilities, and Notes to Financial Statements, which comprises part of the Financial Information included in this report.

Benefits and Risks of Leveraging

The fund utilizes leverage to seek to enhance the yield and net asset value of its Common Stock. These objectives cannot be achieved in all interest rate environments. To leverage, the fund issues Preferred Stock, which pays dividends at prevailing short-term interest rates, and invests

the proceeds in long-term municipal bonds. The interest earned on these investments is paid to Common Shareholders in the form of dividends, and the value of these portfolio holdings is reflected in the per share net asset value of the fund's Common Stock.

Supplemental Information

During the period ended November 30, 2006, there were: (i) no material changes in the fund's investment objectives or policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no changes in the person primarily responsible for the day-to-day management of the fund's portfolio.

Certifications

The fund's chief executive officer has certified to the NYSE, pursuant to the requirements of Section 303A.12(a) of the NYSE Listed Company Manual, that, as of August 17, 2006, he was not aware of any violation by the fund of applicable NYSE corporate governance listing standards. The fund's reports to the SEC on Form N-CSR contain certifications by the fund's chief executive officer and chief financial officer as required by Rule 30a-2(a) under the 1940 Act, including certifications regarding the quality of the fund's disclosures in such reports and certifications regarding the fund's disclosure controls and procedures and internal control over financial reporting.

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for the 2006 calendar year on Form 1099-INT, both which will be mailed by January 31, 2007.

PROXY RESULTS (Unaudited)

Holders of Common Stock and holders of Auction Preferred Stock ("APS") voted together as a single class on a proposal presented at the annual shareholders' meeting held on May 18, 2006 as follows:

	Shares	
	For	Authority Withheld
To elect three Class I Directors:†		
Joseph S. DiMartino	39,466,342	785,930
William Hodding Carter III	39,315,858	936,415
Richard Leone	39,472,802	779,471

† *The terms of these Class I Directors expire in 2009.*

At a Meeting of the fund's Board of Directors held on November 6, 2006, the Board considered the re-approval for an annual period of the fund's Investment Advisory Agreement, pursuant to which the Manager provides the fund with investment advisory services, and the fund's separate Administration Agreement, pursuant to which the Manager provides the fund with administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Investment Advisory Agreement and Administration Agreement. The Manager's representatives noted the fund's closed-end structure, the relationships the Manager has with various intermediaries, the different needs of each intermediary, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to fund shareholders. The Board noted the fund's asset size and considered that a closed-end fund is not subject to the inflows and outflows of assets as an open-end fund would be that would increase or decrease its asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Investment Advisory Fee and Administration Fee and Expense Ratio and Performance.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's total investment advisory fee and administration

fee and expense ratio with a group of comparable "leveraged" funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance on a net asset value and market price basis and placed significant emphasis on comparisons of total return performance for various periods ended September 30, 2006 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's total contractual investment advisory fee and administration fee (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group median and that the fund's actual total contractual investment advisory fee and administrative fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio (based on net assets solely attributable to common stock after leverage) was slightly higher than the Expense Group and Expense Universe medians. The Board noted the undertaking in effect by the Manager over the past year to waive receipt of .10% of the fund's investment advisory fee and the Manager's commitment to continue such waiver through May 31, 2007.

With respect to the fund's performance on a net asset value basis, the Board noted that the fund achieved first quintile (the first quintile

reflecting the highest performance ranking group) total return rankings in the Performance Group for each reported time period up to 5 years and first or second quintile total return rankings in the Performance Universe for each reported time period up to 5 years. The Board noted that while the fund achieved total return results that were lower than the Performance Group and Performance Universe medians for the 10-year period, the fund was not leveraged prior to October 1999. On a yield performance basis, the Board noted that in the Performance Group the fund's 1-year yields ranked in the first or second quintile for 9 of the 10 reported time periods and that in the Performance Universe the fund's 1-year yields ranked in the first or second quintile for each of the 10 reported time periods.

With respect to the fund's performance on a market price basis, the Board noted that the fund achieved a range of first, second, or third quintile total return rankings (including first quintile for the recent 1-year period) in the Performance Group and Performance Universe for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund's 1-year yields were higher than the Performance Group and Performance Universe medians for 7 out of the 10 reported time periods.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by investment companies managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"). It was noted that each Similar Fund also was a closed-end fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to deter-

mine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory and Administration Agreements bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's waiver of receipt of a portion of the investment advisory fee over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed busi-

ness decision with respect to continuation of the fund's Investment Advisory Agreement and Administration Agreement. Based on its discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the total investment advisory fee and administration fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the Manager's undertaking to waive receipt of 0.10% of the fund's investment advisory fee through May 31, 2007, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement and Administration Agreement was in the best interests of the fund and its shareholders.

44

Richard C. Leone (66)
Board Member (1987) *Current term expires in 2009*

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a
 tax exempt research foundation engaged in the study of economic, foreign policy and
 domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 28

——————————

Hans C. Mautner (69)
Board Member (1987) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a
 real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
 Mezzacappa Long/Short Fund LLC
 Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 28

——————————

Robin A. Melvin (43)
Board Member (1995) *Current term expires in 2007*

Principal Occupation During Past 5 Years:
• Director, Boisi Family foundation, a private family foundation that supportsyouth-serving orga-
 nizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 28

——————————

Burton N. Wallack (56)
Board Member (2006) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 28

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since January 2007.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

A. PAUL DISDIER, Executive Vice President since March 2000.

Executive Vice President of the Fund, Director of Dreyfus Municipal Securities, and an officer of 3 other investment companies (comprised of 3 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since February 1988.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

For More Information

**Dreyfus Strategic Municipal
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent,
Dividend-Paying Agent,
Registrar and Disbursing Agent**

PFPC Global Fund Services
(Common Stock)
101 Federal Street
Boston, MA 02110

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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